ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68818

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shelter Rock Capital Advisors, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

45 Rockefeller Plaza, #1970

(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio   (212) 490-3113

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC

(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Gennaro John Fulvio_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Shelter Rock Capital Advisors, LLC_____ , as
of __December 31_____ , 20 __19____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

___No exceptions_____



DAVID BARNETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6399087
Qualified in New York County
My Commission Expires 10-15-2023

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelter Rock Capital Advisors, LLC

Statement of Financial Condition
December 31, 2019

Shelter Rock Capital Advisors, LLC
Table of Contents
December 31, 2019



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Founding Partner:
Melvin Goldberg, CPA

Anita C. Jacobsen, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Shelter Rock Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shelter Rock Capital Advisors, LLC (the "Company") as of December 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shelter Rock Capital Advisors, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.

Woodbury, New York
February 28, 2020

Shelter Rock Capital Advisors, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	88,898
Accounts receivable		286,833
Prepaid expenses		47,208
Due from affiliated company		712
Right of use asset		80,382
Equipment, net of accumulated depreciation of $4,225		3,698
Total Assets	$	507,731
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	44,344
Lease obligation		80,382
Total Liabilities		124,726
Member's Equity		383,005
Total Liabilities and Member's Equity	$	507,731

The accompanying notes are an integral part of this statement.

1.   **Organization and Nature of Business**

Shelter Rock Capital Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors.

The Company is a wholly owned subsidiary of Shelter Rock Capital Holdings, LLC (the "Parent").

2.   **Summary of Significant Accounting Policies**

Basis of Presentation

The Company's financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated company, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2019. The fair value of accounts receivable, receivable from affiliated company, and accounts payable is estimated by management to approximate their carrying value at December 31, 2019.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

Assets	Estimated Useful Life
Equipment	5 Years

The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Company did not recognize an impairment loss on its long lived assets for the year ended December 31, 2019.

2. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance for doubtful accounts was not required as of December 31, 2019.

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entitiy for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code provides that any income or loss is passed through to the member for federal and state income tax purposes.

The Company is subject to New York City Unicorporated Business Tax for which it provides income taxes and the related accounts under the asset and liability method. During 2018, there is income allocable to New York City and accordingly, provision for income taxes is reflected in the accompanying Statement of Operations.

The Company recognizes and measures it unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3. **Equipment**

Equipment at December 31, 2019 is as follows:

Equipment	$	7,923
Less: accumulated depreciation		(4,225)
	$	3,698

Depreciation expense for the year ended December 31, 2019 was $1,584.

4. **Exemption from SEC Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) as the Company does not handle cash or securities on behalf of customers.

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ration of aggregate indebtedness to net capital, bother as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $44,554, which was $39,554 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.97 to 1.

6. **Related Party Transactions**

As of December 31, 2019, due from affiliated company in the amount of $712 is included on the statement of financial condition.

7. **Concentrations**

At December 31, 2019, one customer accounted for 98% of the total accounts receivable.

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

8. **Commitments and Contingencies**

Services has entered into a noncancelable lease for office space expiring in June 2020. Management is negotiating the extension of the lease with the landlord. The minimum rental commitments are set forth below:

Year ending December 31,	Base Rent
2020	81,322

The Company has a letter of credit with a trust in amount of $162,644 in lieu of security deposit for the office space.

The Company has adopted, as of January 1, 2019, ASU 2016-02 Leases – (Topic 842). This guidance requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. For the year ended December 31, 2019, ASU 2016-02 has no material impact on the financial condition and results of operations of the Company.

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019, or during the year then ended.

9. **Subsequent Events**

Subsequent events have been evaluated through February 28, 2020, the date the financial statement was available to be issued. There have been no subsequent events requiring recogniztion or disclosure in the financial statement.